SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                 RAZORFISH, INC.
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   755236 20 5
                      (CUSIP Number of Class of Securities)

                                 John J. Roberts
                             Chief Financial Officer
                                 Razorfish, Inc.
                                 11 Beach Street
                            New York, New York 10013
                                 (212) 966-5960

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              John R. Hempill, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                          New York, New York 10104-0050
                                 (212) 468-8000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

                        [LETTERHEAD OF SBI AND COMPANY]

Announcement
For Immediate Release

                      SBI and Company to Acquire Razorfish

Acquisition Brings World-Class People, Blue-Chip Clients, and Leading Service
                  Offerings to SBI; Completes Major Phase of
                              SBI's Growth Strategy

SALT LAKE CITY and New York, Nov. 22, 2002 - SBI and Company and Razorfish, Inc. (NASDAQ: RAZF) announced today that the two companies have signed a definitive agreement for SBI and Company to acquire Razorfish. The acquisition, unanimously approved by the companies' boards of directors and with the full support of the companies' management teams, is to be accomplished through a cash tender offer for all of Razorfish's publicly held shares at a price of $1.70 per share. The tender offer is scheduled to begin within 10 business days and is expected to close in the first quarter of 2003.

"This acquisition completes a major phase of our long-term growth strategy to build an industry-focused, business-driven professional services firm that has the scale, breadth and depth of service offerings, and leading partnerships to deliver outstanding work to blue chip clients," said Ned Stringham, president and CEO of SBI and Company. "Razorfish's people, customer relationships, and service offerings are an excellent fit with SBI's business and solidifies our position as an industry leading professional services firm."

Jean-Philippe Maheu, CEO of Razorfish, said, "We are excited by the opportunities for our clients and employees that will result from this combination with SBI. After having repositioned the company as a market leader in the Extended Enterprise Portal space, we feel the time is now to join forces with another leader in the professional services space to create a formidable competitor. SBI has become a premier professional services firm and our two organizations are a great fit as we share similar work cultures and are both driven to provide clients with solutions that deliver results and help them to become better companies."

The service offerings of SBI and Razorfish together result in an unparalleled combination of customer-, enterprise-, employee-, and supplier-facing solutions. Specifically, Razorfish brings leading skills in building extended enterprise portals - Web-based applications that improve the interactions between the enterprise and its employees, customers and partners. These solutions help clients grow revenues, increase customer loyalty, improve productivity and reduce costs by leveraging the Web to enhance the quality, context and flow of information between clients and their key constituents.

The acquisition increases the scale of SBI by adding approximately 200 world-class employees. In addition, it expands SBI's geographic footprint across the United States by adding people and offices in key markets including New York, Boston, Los Angeles, San Francisco and Silicon Valley.

The acquisition also adds marquee clients across SBI's existing and complementary vertical industries. They include:

      o     Financial Services - Manulife Financial, Western Union, and Legg
            Mason

      o     Life Sciences - GlaxoSmithKline and Regeneron Pharmaceuticals

      o     Technology - Microsoft, Cisco, Avaya, Veritas, and VeriSign

      o Public Sector - Los Angeles Department of Water and Power and City of Cupertino

Following the completion of the tender offer, SBI and Company will consummate a second-step merger in which all of the remaining stockholders of Razorfish will receive the same price paid in the tender offer. Gerard Klauer Mattison acted as financial advisor to Razorfish.

About SBI and Company

SBI and Company is an industry-focused, business-driven professional services firm. The company serves clients across their entire value chain to deliver measurable business value by leveraging technology and user-centric design. SBI's customer-, employee-, supplier-, and enterprise-facing solutions enable clients to acquire, retain and extend customer relationships, improve collaboration and coordination across their value chain, enhance operational productivity and efficiency, and gain more value from their enterprise systems. SBI and Company has offices in major cities across the U.S. and a European base of operations in London. For more information, visit www.sbiandcompany.com.

About Razorfish

Razorfish is an IT consulting firm that designs and builds Web applications for e-commerce, customer and partner relationship management, employee self-service, and enterprise measurement. Following a user-centered design approach, our applications are designed to help increase customer adoption and productivity with the goal of maximizing business results and returns on IT investments. Our multi-disciplinary teams combine business strategists, information architects and designers, as well as technology architects and software engineers. Razorfish is headquartered in New York and has offices in Boston, Los Angeles, San Francisco, and Silicon Valley. Recent Razorfish clients include Cisco Systems, Western Union, VeriSign, Microsoft, Avaya, and GlaxoSmithKline. For more information visit: www.razorfish.com.

Any "forward-looking statements" contained in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Words such as "expects," "intends," variations of these words and similar expressions are intended to identify forward-looking statements. These statements involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future events may differ materially from what is forecast in forward-looking statements due to a variety of factors.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Razorfish, Inc. At the time the tender offer is commenced, SBI and Company will file a Tender Offer Statement with the Securities and Exchange Commission and Razorfish, Inc. will file a Solicitation/Recommendation Statement with respect to the tender offer.

The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Razorfish, Inc., at no expense to them. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's Website at www.sec.gov.

For more information, please contact
Michael Adams
SBI and Company
(801) 492-1479
madams@sbiandcompany.com

David LaBar
Razorfish, Inc.
(212) 798-7941
david.labar@razorfish.com